UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

EXPEDIA INC.
 (Name of Issuer)
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Common Stock
(Title of Class of Securities)
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30212P105
(CUSIP Number)
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December 31, 2005
Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG (for the benefit and on behalf of the Traditional
Investments division of the UBS Global Asset Management
business group of UBS AG (see Item 7))
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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland
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Number of       5.  Sole Voting Power 	    12,336,418
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  22,605,611

Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

22,605,611 Shares*
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10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
-----------------------------------------------------------
11. Percent of Class Represented by Amount in Row 9

7.1%
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12. Type of Reporting Person

BK, HC
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UBS AG disclaims beneficial ownership of such securities pursuant To Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-395-538
(January 12, 1998), this filing reflects the securities beneficially owned by the Traditional Investments division of the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates (collectively, UBS).
This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS.

Page 2 of 5 pages

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Cusip 30212P105
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Item 1(a).  Name of Issuer:

EXPEDIA INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

13810 SE Eastgate Way
Suite 400
Bellevue, Wa  98005


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Item 2(a) Name of Persons Filing:
UBS AG

Item 2(b) Address of Principal Business Office or, if none,
Residence:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
30212P105
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Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
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Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.

Page 3 of 5 pages

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Cusip 30212P105
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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by the UBS Global Asset Management business group of UBS AG have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. To the best of our knowledge, no account holds more than 5 percent of the outstanding Common Stock.
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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

Identification:  UBS Global Asset Management (Americas) Inc.
(UBS Global AM)
Classification:  IA

UBS AG disclaims beneficial ownership of such securities pursuant To Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-395-538
(January 12, 1998), this filing reflects the securities beneficially owned by the Traditional Investments division of the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates (collectively, UBS).
This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS.

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Item 8 Identification and Classification of Members of the
Group:

UBS AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d-5(b)(1).
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Page 4 of 5 pages

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Cusip 30212P105
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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006


                              UBS AG


                              By:   /s/ Per Dyrvik
                              Per Dyrvik, Managing Director

                              By:   /s/ Teresa Ressel
                              Teresa Ressel, Managing Director


Page 5 of 5 pages